EXHIBIT 99.2
EverQ GmbH, Thalheim
German GAAP Income Statement
for the period from December 20, 2006 to December 31, 2006

December 20 to
December 31,
2006
€
1. Revenues	3,676,877.80
2. Inventory change in unfinished and finished goods	-288,881.97
3. Capitalized own work	1,928.40
4. Other operating income	170,874.75

5. Expenditure for materials
a) Expenditure for raw materials, consumables and supplies	1,332,487.34
b) Expenditure for purchased services	184,749.62

1,517,236.96

6. Payroll expenses
a) Salaries and wages	351,341.85
b) Social security	67,805.77

419,147.62

7. Depreciation and amortization of intangible fixed assets and property, plant and equipment	231,764.35
8. Other operating expenses	172,391.04
9. Other interest and similiar income	85,962.64
10. Interest and similiar expenses	115,884.44
(thereof due to shareholder € 81,156.47)

11. Net income	1,190,337.21